Exhibit 99.1

NEWS RELEASE
December 16th, 2013
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN INFILL DRILLING ON MAIN ZONE,
HITS 17.75 METERS OF 2.62 G/T AU, 91.1 G/T AG (4.4 G/T AUEQ) AT IXTACA, MEXICO

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce the results from Almaden’s ongoing 2013 Ixtaca Zone drill program at the Company’s 100% owned Tuligtic project, Mexico. The infill program has been designed to upgrade resources currently in the inferred category to the higher confidence measured and indicated categories. The holes announced today show the continuity and high grades of the Main and Northern zones defined with previous drilling. Highlights from the holes released today include the following intercepts (a more complete list of intercepts is shown in the table below):

Hole TU-13-375                                NORTHERN ZONE SECTION 10+700 NORTH, 330 Az, -60 dip
38.70 meters @ 1.58 g/t gold and 36.6 g/t silver (2.3 g/t gold equivalent)
28.69 meters @ 0.54 g/t gold and 61.0 g/t silver (1.8 g/t gold equivalent)
42.00 meters @ 0.30 g/t gold and 40.1 g/t silver (1.1 g/t gold equivalent)
Including                           10.58 meters @ 0.81 g/t gold and 109.8 g/t silver (3.0 g/t gold equivalent)

Hole TU-13-376                                MAIN ZONE SECTION 10+625 NORTH, 330 Az, -68 dip
45.39 meters @ 0.58 g/t gold and 14.6 g/t silver (0.9 g/t gold equivalent)
17.75 meters @ 1.22 g/t gold and 67.9 g/t silver (2.6 g/t gold equivalent)
28.70 meters @ 1.37 g/t gold and 81.7 g/t silver (3.0 g/t gold equivalent)
Including                           11.50 meters @ 2.45 g/t gold and 185.5 g/t silver (6.2 g/t gold equivalent)

Hole TU-13-379                                NORTHERN ZONE SECTION 10+700 NORTH, 330 Az, -35 dip
7.80 meters @ 2.06 g/t gold and 110.0 g/t silver (4.3 g/t gold equivalent)

Hole TU-13-387                                MAIN ZONE SECTION 10+450 NORTH, 150 Az, -67 dip
103.00 meters @ 0.97 g/t gold and 40.3 g/t silver (1.8 g/t gold equivalent)
Including                      17.75 meters @ 2.62 g/t gold and 91.1 g/t silver (4.4 g/t gold equivalent)

Hole TU-13-392                                MAIN ZONE SECTION 10+450 NORTH, 150 Az, -40 dip
121.32 meters @ 0.47 g/t gold and 49.8 g/t silver (1.5 g/t gold equivalent)
Including                      15.85 meters @ 1.02 g/t gold and 110.7 g/t silver (3.2 g/t gold equivalent)

J.D. Poliquin, chairman of Almaden stated, “Today’s holes once again show the continuity of this part of the Main Zone and highlights the high grades that core it. The infill drilling program underway was designed to upgrade the confidence of our resource base. It also provides an opportunity to remind our shareholders that the Ixtaca zone of veining is cored by several well defined and intensely mineralised high grade gold silver zones that have good continuity along strike.”

Below is a plan map and relevant sections which will be posted to the Company’s website (www.almadenminerals.com).

About the Ixtaca Drilling Program and the Ixtaca Project
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010 on claims staked by the Company. On January 31, 2013 the Company announced a maiden resource on the Ixtaca Zone. Since that time drilling has been focused on expanding and infilling the known resource base for a PEA. This program was extended in 2013 in order to report a more robust resource for a PEA to follow. The Company has selected Moose Mountain Technical Services to lead a PEA on the Ixtaca deposit. Knight Piesold Ltd. will provide certain engineering and environmental design inputs for the PEA and have been retained to help the Company with long lead item studies concerning environmental monitoring, assessment and permitting matters. Apart from drilling, work underway currently includes additional metallurgical studies, environmental baseline monitoring such as flora and fauna studies, climate monitoring, water quality sampling and surface water hydrology monitoring, a geochemistry program, and scoping level engineering studies. Once the results from this year’s drill program have been received in early 2014, a new geologic model and resource will be reported. This anticipated updated resource will form the basis of a PEA to follow. In 2014 the Company anticipates redirecting drilling efforts to the exploration of high priority epithermal targets outside of the Ixtaca zone but within the project boundaries.

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)	SECTION
TU-13-375	35.50	74.20	38.70	1.58	36.6	2.3	115	10700E
including	41.00	63.00	22.00	2.00	36.3	2.7	136
including	52.00	54.50	2.50	2.62	31.7	3.3	163
including	58.00	62.50	4.50	4.64	82.8	6.3	315
including	67.60	73.00	5.40	1.82	67.8	3.2	159
TU-13-375	117.00	145.69	28.69	0.54	61.0	1.8	88
including	117.00	119.50	2.50	0.66	70.8	2.1	104
including	125.00	127.00	2.00	2.17	395.8	10.1	504
including	132.50	138.00	5.50	1.02	83.8	2.7	135
TU-13-375	158.00	200.00	42.00	0.30	40.1	1.1	55
including	159.50	170.08	10.58	0.81	109.8	3.0	150
TU-13-375	228.00	244.50	16.50	0.72	54.8	1.8	91
including	228.00	229.00	1.00	8.69	830.5	25.3	1265
TU-13-376	157.65	168.00	10.35	0.26	3.0	0.3	16	10625E
TU-13-376	178.50	223.89	45.39	0.58	14.6	0.9	44
including	192.00	207.50	15.50	0.97	21.4	1.4	70
TU-13-376	272.75	276.50	3.75	0.34	52.7	1.4	70
TU-13-376	311.00	359.25	48.25	0.22	15.4	0.5	26
including	342.50	345.25	2.75	1.13	73.6	2.6	130
TU-13-376	381.50	399.25	17.75	1.22	67.9	2.6	129
including	381.50	388.40	6.90	2.55	127.4	5.1	255
TU-13-376	408.25	436.95	28.70	1.37	81.7	3.0	150
including	409.80	421.30	11.50	2.45	185.5	6.2	308
TU-13-376	443.40	447.45	4.05	0.54	4.7	0.6	32
TU-13-379	78.00	79.50	1.50	0.10	11.0	0.3	16	10700E
TU-13-379	87.00	150.50	63.50	0.37	27.2	0.9	46
including	116.20	124.00	7.80	2.06	110.0	4.3	213
including	116.20	120.50	4.30	3.28	138.9	6.1	303
including	147.50	150.50	3.00	0.72	98.6	2.7	135
TU-13-387	27.50	30.50	3.00	0.11	25.7	0.6	31	10450E
TU-13-387	38.25	70.00	31.75	0.38	34.5	1.1	54
including	46.00	51.50	5.50	1.56	125.7	4.1	204
TU-13-387	83.50	101.00	17.50	0.28	32.6	0.9	47
including	85.00	92.50	7.50	0.49	60.2	1.7	85
TU-13-387	116.00	219.00	103.00	0.97	40.3	1.8	89
including	125.00	126.00	1.00	4.15	558.5	15.3	766
including	130.25	134.00	3.75	5.37	153.8	8.4	422
including	148.00	165.75	17.75	2.62	91.1	4.4	222
including	193.85	204.65	10.80	0.92	34.5	1.6	81
TU-13-392	30.48	151.80	121.32	0.47	49.8	1.5	73	10450E
including	33.15	40.00	6.85	0.54	56.1	1.7	83
including	47.00	76.00	29.00	0.62	64.4	1.9	95
including	53.00	56.50	3.50	1.46	146.8	4.4	220
including	68.50	75.50	7.00	0.93	103.3	3.0	150
including	84.00	87.50	3.50	0.88	68.3	2.2	112
including	102.65	118.50	15.85	1.02	110.7	3.2	162
including	102.65	109.00	6.35	1.33	170.0	4.7	236
including	115.60	117.50	1.90	1.66	163.8	4.9	247
including	130.50	137.00	6.50	1.19	144.3	4.1	204
TU-13-392	168.50	180.50	12.00	0.27	45.1	1.2	59
including	175.50	178.10	2.60	0.64	149.3	3.6	181

The Ixtaca deposit and any potential mining operation would be located in an area previously logged or cleared with negligible to no current land usage. The Company currently employs roughly 70 people in its drilling program who live local to the Ixtaca deposit. Local employees make up virtually all the drilling staff, who have been trained on the job to operate the Company’s wholly owned drills. The Company has implemented a comprehensive science based and objective community relations and education program for employees and all local stakeholders to transparently explain the exploration program underway as well as the potential impacts and benefits of any possible future mining operation at Ixtaca. The Company regards the local inhabitants to be major stakeholders in the Ixtaca deposit’s future along with the Company’s shareholders. Every effort is being made to create an open and clear dialogue with our stakeholders to ensure that any possible development scenarios that could evolve from the anticipated PEA are properly understood and communicated throughout the course of the Company’s exploration and development program. The Company invites all interested parties to visit www.almadenminerals.com to find out more about our community development, education and outreach programs.

Technical Details of the Ixtaca Drilling Program
The Main Ixtaca and Ixtaca North Zones of veining are interpreted to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. The Chemalaco (Northeast Extension) Zone strikes roughly north-south (340 azimuth) and dips at 55 degrees to the west. This interpretation suggests that true widths range from approximately 82% of intersected widths for a -70 degree hole to 99% of intersected widths for a -40 degree hole.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden
Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Blue highlighted sections contain holes announced in latest release. Please see sections for assay intervals.
618,400 mE
618,600 mE
618,800 mE
619,000 mE
619,200 mE
619,400 mE
2,177,200 mN
2,177,000 mN
2,176,800 mN
2,176,600 mN
2,176,400 mN
2,176,200 mN
2,176,000 mN
2,175,800 mN
2,175,600 mN
CALEVA ZONE
CHEMALACO ZONE (NORTHEAST EXTENSION)
IXTACA NORTH ZONE
MAIN IXTACA ZONE
REFERENCE LINE CHEMALACO ZONE (NE EXTENSION)
REFERENCE LINE
Section 10700E
Section 10625E
Section 10450E
SCALE
0
200m
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-10-002	56.33	56.53	0.20	0.60	64.0	1.6
TU-10-002	57.58	57.78	0.20	0.96	137.0	3.1
TU-10-002	172.31	205.00	32.69	0.15	32.0	0.6
including	194.20	198.70	4.50	0.18	147.7	2.5
including	194.46	194.68	0.22	1.10	59.0	2.0
including	197.36	198.70	1.34	0.12	439.6	6.9
TU-10-014	113.17	298.27	185.10	0.44	27.9	1.0
including	113.17	247.40	134.23	0.53	35.6	1.2
including	188.63	206.04	17.41	2.04	149.6	5.0
TU-11-034	26.00	274.80	248.80	0.67	46.1	1.6
including	26.00	185.45	159.45	0.89	65.9	2.2
including	74.43	86.33	11.90	1.60	100.5	3.6
including	85.15	86.33	1.18	10.01	469.9	19.4
including	125.35	149.07	23.72	3.08	194.8	7.0
including	146.79	148.50	1.71	19.61	987.4	39.4
including	197.51	198.50	0.99	15.15	3.6	15.2
including	272.15	273.30	1.15	2.06	455.1	11.2
TU-11-068	10.59	133.40	122.81	0.25	26.1	0.8
including	42.03	87.52	45.49	0.45	44.5	1.3
including	74.01	76.56	2.55	1.27	69.9	2.7
including	107.33	110.80	3.47	0.24	104.3	2.3
TU-11-073	7.00	81.99	74.99	0.19	7.5	0.3
including	72.00	80.00	8.00	0.35	14.5	0.6
TU-11-073	161.00	180.60	19.60	1.79	59.8	3.0
including	174.21	180.60	6.39	5.06	88.1	6.8
including	177.00	180.60	3.60	8.74	153.2	11.8
TU-12-153	266.30	273.80	7.50	0.39	16.1	0.7
TU-12-172	153.50	181.50	28.00	0.10	12.0	0.3
TU-12-172	198.20	228.70	30.50	0.95	54.1	2.0
including	207.70	208.70	1.00	18.47	1390.5	46.3
TU-12-172	268.50	271.00	2.50	2.83	36.0	3.5
TU-12-172	290.00	315.50	25.50	0.50	8.5	0.7
TU-12-172	336.45	381.80	45.35	0.52	10.6	0.7
including	336.45	354.50	18.05	0.85	9.2	1.0
including	344.00	347.00	3.00	2.86	17.0	3.2
TU-13-387	27.50	30.50	3.00	0.11	25.7	0.6
TU-13-387	38.25	70.00	31.75	0.38	34.5	1.1
including	46.00	51.50	5.50	1.56	125.7	4.1
TU-13-387	83.50	101.00	17.50	0.28	32.6	0.9
including	85.00	92.50	7.50	0.49	60.2	1.7
TU-13-387	116.00	219.00	103.00	0.97	40.3	1.8
including	125.00	126.00	1.00	4.15	558.5	15.3
including	130.25	134.00	3.75	5.37	153.8	8.4
including	148.00	165.75	17.75	2.62	91.1	4.4
including	193.85	204.65	10.80	0.92	34.5	1.6
TU-13-392	30.48	151.80	121.32	0.47	49.8	1.5
including	33.15	40.00	6.85	0.54	56.1	1.7
including	47.00	76.00	29.00	0.62	64.4	1.9
including	53.00	56.50	3.50	1.46	146.8	4.4
including	68.50	75.50	7.00	0.93	103.3	3.0
including	84.00	87.50	3.50	0.88	68.3	2.2
including	102.65	118.50	15.85	1.02	110.7	3.2
including	102.65	109.00	6.35	1.33	170.0	4.7
including	115.60	117.50	1.90	1.66	163.8	4.9
including	130.50	137.00	6.50	1.19	144.3	4.1
TU-13-392	168.50	180.50	12.00	0.27	45.1	1.2
including	175.50	178.10	2.60	0.64	149.3	3.6

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line
2400m
2000m
CLAY ALTERED VOLCANICLASTICS
MINERALIZED VOLCANICLASTICS
IXTACA NORTH ZONE
MAIN IXTACA ZONE
TU-10-002
TU-12-209
TU-12-153
TU-10-012
TU-10-009
TU-13-256
TU-11-062
TU-10-001
TU-10-010
TU-12-172
TU-13-248
TU-13-387
TU-10-014
TU-11-034
TU-11-068
TU-11-073
TU-13-359
TU-13-392
TU-13-362
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
* Denotes intervals less than 0.3 g/t AuEq
Assay results pending
Almaden Minerals
NYSE MKT: AAU
TSX: AMM
Section 10450E
Looking 60 degrees (+/- 12.5m)
0m
150m

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-10-006	111.16	111.82	0.66	0.56	62.1	1.8
TU-10-006	222.57	233.89	11.32	0.12	22.2	0.6
TU-10-006	273.26	277.52	4.26	1.41	130.4	4.0
including	273.26	275.95	2.69	2.09	202.6	6.1
TU-10-006	295.58	421.80	126.22	0.86	61.7	2.1
including	295.58	340.65	45.07	1.38	92.3	3.2
including	317.50	336.68	19.18	2.84	160.2	6.0
including	317.50	319.69	2.19	6.66	474.9	16.2
including	331.61	336.68	5.07	5.45	242.4	10.3
including	331.61	333.66	2.05	9.15	310.2	15.4
including	345.47	359.05	13.58	0.89	72.6	2.3
including	379.50	421.80	42.30	0.77	61.2	2.0
including	405.85	412.07	6.22	2.55	209.2	6.7
including	410.87	412.07	1.20	6.83	482.4	16.5
TU-11-081	18.00	31.30	13.30	0.16	11.8	0.4
TU-11-081	79.35	307.30	227.95	0.46	40.8	1.3
including	173.13	200.86	27.73	1.08	100.1	3.1
including	173.13	177.30	4.17	2.47	101.4	4.5
including	188.00	200.86	12.86	1.44	178.3	5.0
including	241.55	245.00	3.45	2.95	372.6	10.4
including	259.10	307.29	48.19	0.61	46.6	1.5
including	259.10	269.85	10.75	1.30	101.0	3.3
TU-13-306	33.53	45.50	11.97	0.61	33.7	1.3
including	33.53	37.90	4.37	1.50	80.9	3.1
including	33.53	35.80	2.27	2.50	127.0	5.0
TU-13-306	55.20	65.30	10.10	0.28	55.3	1.4
including	55.20	56.40	1.20	0.93	241.5	5.8
including	64.00	65.30	1.30	1.11	181.4	4.7
TU-13-306	106.00	195.50	89.50	1.34	33.9	2.0
including	112.00	118.00	6.00	12.04	30.4	12.6
including	112.00	114.00	2.00	30.10	49.1	31.1
including	129.50	141.70	12.20	0.57	44.9	1.5
including	160.75	164.10	3.35	6.08	277.1	11.6
including	174.00	185.50	11.50	0.93	76.2	2.4
TU-13-309	92.00	109.00	17.00	0.12	12.8	0.4
TU-13-309	121.00	127.50	6.50	0.17	21.8	0.6
TU-13-309	139.60	151.00	11.40	0.36	38.7	1.1
including	146.50	148.00	1.50	0.62	93.6	2.5
TU-13-309	173.50	214.70	41.20	2.84	429.2	11.4
including	181.00	199.25	18.25	5.68	923.8	24.2
TU-13-309	222.00	236.00	14.00	1.72	114.5	4.0
including	222.00	224.50	2.50	5.69	342.5	12.5
including	229.20	234.50	5.30	1.73	128.0	4.3
TU-13-309	247.50	259.00	11.50	0.64	13.7	0.9
including	251.00	253.25	2.25	1.18	23.9	1.7
TU-13-376	157.65	168.00	10.35	0.26	3.0	0.3
TU-13-376	178.50	223.89	45.39	0.58	14.6	0.9
including	192.00	207.50	15.50	0.97	21.4	1.4
TU-13-376	272.75	276.50	3.75	0.34	52.7	1.4
TU-13-376	311.00	359.25	48.25	0.22	15.4	0.5
including	342.50	345.25	2.75	1.13	73.6	2.6
TU-13-376	381.50	399.25	17.75	1.22	67.9	2.6
including	381.50	388.40	6.90	2.55	127.4	5.1
TU-13-376	408.25	436.95	28.70	1.37	81.7	3.0
including	409.80	421.30	11.50	2.45	185.5	6.2
TU-13-376	443.40	447.45	4.05	0.54	4.7	0.6

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line
2400m
2200m
2000m
CLAY ALTERED VOLCANICLASTICS
MINERALIZED VOLCANICLASTICS
IXTACA NORTH ZONE
MAIN IXTACA ZONE
TU-11-072
TU-11-095
TU-11-091
TU-11-086
TU-11-081
TU-10-006
TU-10-012
TU-13-306
TU-13-309
TU-13-376
TU-11-059
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending
Almaden Minerals
NYSE MKT: AAU
TSX: AMM
Section 10625E
Looking 60 degrees (+/- 12.5m)
0m
150m

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-018	85.00	264.87	179.87	0.40	32.6	1.1
including	112.00	192.16	80.16	0.62	44.4	1.5
including	116.93	127.70	10.77	1.65	114.6	3.9
including	120.80	127.70	6.90	2.11	135.8	4.8
including	120.80	122.40	1.60	4.19	336.4	10.9
including	173.63	189.30	15.67	1.09	66.1	2.4
including	181.65	182.62	0.97	6.65	348.5	13.6
TU-11-020	119.43	298.63	179.20	0.55	35.9	1.3
including	136.90	215.70	78.80	0.83	55.3	1.9
including	140.00	142.10	2.10	3.20	302.8	9.3
including	173.15	215.36	42.21	1.05	62.5	2.3
including	178.93	181.82	2.89	2.99	276.7	8.5
including	188.00	199.06	11.06	1.38	83.6	3.0
including	211.00	215.36	4.36	1.63	103.9	3.7
including	239.05	239.98	0.93	1.53	421.8	10.0
TU-11-039	39.30	154.65	115.35	0.48	37.7	1.2
including	39.30	48.16	8.86	1.31	33.0	2.0
including	111.20	144.80	33.60	0.90	87.4	2.6
including	116.20	135.80	19.60	1.05	101.8	3.1
including	127.64	135.80	8.16	1.84	138.1	4.6
including	132.90	135.80	2.90	4.22	261.3	9.4
including	134.60	135.80	1.20	7.29	487.2	17.0
TU-11-054	102.00	130.75	28.75	0.39	25.9	0.9
including	117.70	129.64	11.94	0.63	52.0	1.7
TU-11-054	381.23	381.92	0.69	2.24	140.6	5.1
TU-11-054	431.08	458.00	26.92	0.67	7.5	0.8
including	431.08	434.64	3.56	3.82	28.4	4.4
TU-11-085	169.00	219.10	50.10	0.43	13.4	0.7
TU-11-085	219.10	463.70	244.60	0.51	26.9	1.1
including	299.00	301.70	2.70	1.34	188.7	5.1
including	351.28	377.70	26.42	1.28	103.7	3.4
including	441.78	462.00	20.22	2.53	57.0	3.7
including	443.90	455.10	11.20	3.38	86.6	5.1
TU-12-097	135.85	194.85	59.00	0.68	41.1	1.5
including	149.33	151.88	2.55	8.55	506.2	18.7
TU-12-097	204.43	226.50	22.07	0.63	27.5	1.2
TU-12-097	250.80	259.50	8.70	0.51	20.1	0.9
TU-12-097	270.80	280.47	9.67	0.33	16.8	0.7
TU-12-102	120.50	135.51	15.01	0.28	16.7	0.6
TU-12-102	150.05	157.50	7.45	0.42	61.4	1.6
TU-12-102	185.33	200.20	14.87	0.20	21.5	0.6
TU-12-104	83.45	87.00	3.55	0.74	95.5	2.7
TU-12-104	152.00	263.25	111.25	0.59	28.3	1.2
including	157.50	166.00	8.50	1.14	119.7	3.5
including	225.00	250.00	25.00	1.11	9.5	1.3
TU-12-149	90.00	133.00	43.00	0.60	15.0	0.9
TU-12-149	146.00	165.50	19.50	0.21	33.6	0.9
TU-12-149	172.50	177.50	5.00	0.45	47.2	1.4
TU-12-149	204.60	215.80	11.20	0.34	75.0	1.8
TU-12-149	224.50	314.70	90.20	0.37	34.5	1.1
including	310.10	313.60	3.50	4.65	240.9	9.5
TU-13-375	35.50	74.20	38.70	1.58	36.6	2.3
including	41.00	63.00	22.00	2.00	36.3	2.7
including	52.00	54.50	2.50	2.62	31.7	3.3
including	58.00	62.50	4.50	4.64	82.8	6.3
including	67.60	73.00	5.40	1.82	67.8	3.2
TU-13-375	117.00	145.69	28.69	0.54	61.0	1.8
including	117.00	119.50	2.50	0.66	70.8	2.1
including	125.00	127.00	2.00	2.17	395.8	10.1
including	132.50	138.00	5.50	1.02	83.8	2.7
TU-13-375	158.00	200.00	42.00	0.30	40.1	1.1
including	159.50	170.08	10.58	0.81	109.8	3.0
TU-13-375	228.00	244.50	16.50	0.72	54.8	1.8
including	228.00	229.00	1.00	8.69	830.5	25.3
TU-13-379	78.00	79.50	1.50	0.10	11.0	0.3
TU-13-379	87.00	150.50	63.50	0.37	27.2	0.9
including	116.20	124.00	7.80	2.06	110.0	4.3
including	116.20	120.50	4.30	3.28	138.9	6.1
including	147.50	150.50	3.00	0.72	98.6	2.7

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line
2400m
2200m
2000m
MINERALIZED VOLCANICLASTICS
CLAY ALTERED VOLCANICLASTICS
IXTACA NORTH ZONE
MAIN IXTACA ZONE
TU-11-089
TU-11-092
TU-13-379
TU-11-039
TU-13-375
TU-11-054
TU-11-048
TU-12-149
TU-11-085
TU-12-049
TU-12-104
TU-12-102
TU-11-018
TU-11-020
TU-13-388
TU-12-097
TU-10-012
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending
Almaden Minerals
NYSE MKT: AAU
TSX: AMM
Section 10700E
Looking 60 degrees (+/- 12.5m)
0m
150m